June 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Media General, Inc.

Amendment No. 3 to

Registration Statement on Form S-4

Registration No. 333-166573

Ladies and Gentlemen:

We are hereby submitting on behalf of Media General, Inc. (the “Company”) Amendment No. 3 to the Registration Statement on Form S-4 in connection with the Company’s offer to exchange $300,000,000 aggregate principal amount of 11 3/4% Senior Secured Notes due 2017, for the same aggregate principal amount of substantially identical 11 3/4% Senior Secured Notes due 2017 originally issued by the Company on February 12, 2010 in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

As previously discussed with the staff, Amendment No. 3 to the Registration Statement on Form S-4 updates the consents of the auditor. The updated consents are included with this filing and are the only change to the document since the Company filed Amendment No. 2 to the Registration Statement on Form S-4 on June 14, 2010.

Should you have any questions or require any additional documents or information please contact me at 804-775-1054 (jsellers@mcguirewoods.com).

Very truly yours,

/s/ Jane Whitt Sellers